EXHIBIT 4.26

Hybrid Corn Seed Sales Contract

Supplier: Beijing Origin Seed Joint Stock Company	Contract #:
Buyer:	Date:

In order to promote the use of high quality and high-yield hybrid corn seeds and to establish a stable supply relationship, in accordance with the Contract law of the People’s Republic of China and the Seed Law of the People’s Republic of China and after friendly negotiation, the Supper and the Buyer hereby enter into this Contract and agree as follows:

1.	Product Name, Type, Quantity and Price

Name	Unit	Deposit (RMB/kg)	Total Price (RMB)	Remarks +

Total:

2.	Quality Standards:
3.	Testing and Quarantine: National Standard

(1)	The testing and quarantine of the seeds shall be in full compliance with the Regulation on the Testing of Agricultural Seeds.
(2)	Relevant Quarantine Certificate shall be provided to the Buyer when the seeds are shipped. Related cost shall be borne by the Supplier.
(3)
Buyer shall, within 15 days of the receipt of the shipment of the seeds, test [technical specifications] of the seeds, and shall notify Supplier of the test results in writing. Otherwise, relevant technical specifications shall be deemed satisfied.

(4)
Both Supplier and Buyer shall, upon Buyer’s receipt of the shipment, keep a sample of the seeds shipped, and properly store these samples in suitable conditions until the end of the first production period for use in case of any dispute.

4.
If Buyer is to accept delivery of the seeds at Supplier’s warehouse, Buyer shall inspect the type, quantity and packing of the seeds. If Buyer does not raise any question on the site of delivery, Buyer shall be deemed to have accepted such delivery. This paragraph also applies to Buyer’s agent.

5.	Time of Delivery

6.	Place of Delivery and Transportation Cost

7.	Packing
Packing cost shall be born by the Supplier. .

8.	Payment Method
Collection on delivery.

9.
Buyer shall remit to Supplier a deposit in the amount of ______ no later than ___________. This Contract shall become effective upon the receipt of the aforesaid deposit. If Buyer is in full compliance with the Supplier’s sales policies, including but not limited to those on pricing, sales areas, the aforesaid deposit shall be refunded to Buyer at the end of each sales season.

10.	Liability for Breach
In the event that Supplier refuses to deliver the seeds without cause or the Buyer  refuses to accept delivery without cause, the breaching Party shall pay to the other party stipulated damages in the amount 20% of the Contract price.

11.
Buyer shall be responsible for the distribution of the Origin Hybrid Corn Seeds in the _____ region and shall provide relevant service and advertising. Buyer shall also be responsible for maintaining the market order of the seeds in the ____ region.

12.
To promote the healthy development of relevant market, both Supplier and Buyer shall communicate with each other on a regular basis. While using best efforts to perform this Contract, Buyer may make a request to the Supplier to return the unsold seeds no later than ________. However, the quantity of such seeds shall not exceed 10% of the last delivery, and the packing for such seeds shall not have been opened. The cost of return shall be borne by Buyer and the place of return shall be ____. Supplier shall exam the returned seeds within 15 days of receipt of the return, and refund the relevant payment in accordance with the result of the examination.

To assist with after-sale service, Buyer shall provide Supplier its sales record.

13.	Supplier shall be liable for any direct economic losses incurred as a result of the quality of the seeds. Supplier shall not be liable for any losses cased by Buyer or any natural disaster.

14.
In case Supplier’s crops fail to generate sufficient seeds due to natural disaster and other force majeure event so that Supplier is unable to perform this contract, Supplier shall notify Buyer in writing and both parities shall have friendly consultation to solve any dispute. HoweverôBuyer’s nonperformance of this contract due to the causes mentioned in this provision shall not be considered as a breach of this contract.

15.
Any dispute in connection with this contract shall be resolved by consultation. If no agreement can be reached through consultation, the dispute shall be submitted to adjudication by courts with jurisdiction over the dispute.

16.	Other related matters not stipulated in this contract shall be handled in accordance with the PRC law and regulations.

17.	This contract is written in two originals, and each party shall keep one original.

Supplieræ Beijing Origin Seed Joint Stock Company
Addressæ
Postal Code:
Tel.
Bank account #:
Date:
Legal Representative or Authorized Representative:

Buyeræ

Addressæ
Postal Code:
Tel.
Bank account #:
Date:
Legal Representative or Authorized Representative: